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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                          -------------



                       AMENDMENT NO. 2 TO
                         SCHEDULE 13E-3
                RULE 13E-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)



                   AIRCOA Hotel Partners, L.P.
                   ---------------------------
                      (Name of the Issuer)


                   AIRCOA Hotel Partners, L.P.
                AIRCOA Hospitality Services, Inc.
           Century City International Holdings Limited
                  Regal Hotel Management, Inc.
                Regal Merger Limited Partnership
               (Name of Persons Filing Statement)


                          -------------

                Class A Limited Partnership Units
                 (Title of Class of Securities)
                           009293-10-1
              (CUSIP Number of Class of Securities)

                          -------------


                       Douglas M. Pasquale
                   AIRCOA Hotel Partners, L.P.
                       5775 DTC Boulevard
                    Englewood, Colorado 80111
                         (303) 220-2000
          (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications on Behalf
                  of Persons Filing Statement)

                         With a copy to:

Paul J. Shim, Esq.      Thomas J. Rice, Esq.       Mark Levy, Esq.
Cleary, Gottlieb,         Coudert Brothers         Holland & Hart LLP
Steen & Hamilton         1114 Avenue of the      555 Seventeenth Street,
One Liberty Plaza           Americas                  Suite 3200
   New York,                New York                   Denver,
 New York 10006           New York 10036          Colorado 80202-3979
 (212) 225-2000           (212) 626-4400            (303) 295-8000

                          -------------

This statement is filed in connection with (check the appropriate box):

    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
    b. [ ] The filing of a registration statement under the Securities Act of 1933.
    c. [ ] A tender offer.
    d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]



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


                      INTRODUCTORY STATEMENT



      This Amendment No. 2 to Rule 13E-3 Transaction Statement is being filed by AIRCOA Hotel Partners, L.P. (the "Partnership"), AIRCOA Hospitality Services, Inc., the general partner of the Partnership (the "General Partner"), Century City International Holdings Limited ("Century City"), Regal Hotel Management, Inc. ("RHM") and Regal Merger Limited Partnership, a wholly owned subsidiary of RHM ("Regal"), and amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on July 7, 1997 in connection with the proposed merger of Regal with and into the Partnership. The Partnership is the issuer of the class of securities which is the subject of the Rule 13E-3 transaction. Each of RHM and the General Partner is owned wholly or substantially by Regal Hotels International Holdings Limited ("Regal Holdings"), which in turn is an indirect subsidiary of Century City.


      Concurrently with the filing of this Rule 13E-3 Transaction Statement, the Partnership is filing with the Securities and Exchange Commission the Partnership's preliminary Proxy Statement (the "Proxy Statement") relating to the solicitation of proxies by the Partnership to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated May 2, 1997, by and among Regal, RHM, the General Partner and the Partnership (the "Merger Agreement"), pursuant to which (a) Regal will merge with and into the Partnership, which will become an indirect wholly owned subsidiary of RHM and its affiliates, and (b) each holder (other than RHM and its affiliates) of Class A units of limited partner interest (the "Class A Units") of the Partnership will become entitled to receive $3.10 in cash, without interest, for each Class A Unit held, and each holder (other than RHM and its affiliates) of Class B units of limited partner interest (the "Class B Units") of the Partnership will become entitled to receive $20.00 in cash, without interest, for each Class B Unit held.


      A copy of the preliminary Proxy Statement is attached as Exhibit (d)(1) hereto. The information contained in the Proxy Statement is incorporated by reference in answer to the items in this Rule 13E-3 Transaction Statement, and the Cross Reference Sheet set forth below shows the location in the Proxy Statement of the information required to be included in response to the items of this Rule 13E-3 Transaction Statement.

                       CROSS REFERENCE SHEET
       (Pursuant to General Instruction F to Schedule 13E-3)

Item in Schedule 13E-3 Caption in Proxy Statement
---------------------- --------------------------
Item 1(a)-(b)          Summary -- Record Date; Units Entitled to Vote;
                       Quorum

Item 1(c)-(d)          Market for Partnership's Units; Distributions

Item 1(e)              Not applicable

Item 1(f) Special Factors -- Background of and Reasons for the Merger


Item 2(a)-(d), (g)     Introduction; Summary -- Certain Relationships;
                       Schedule 1

Item 2(e)-(f) During the last five years, none of the Partnership, the General Partner, Century City, RHM or Regal nor, to the best of their knowledge, any of the persons listed in Schedule 1 to the Proxy Statement
                       (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


Item 3(a)-(b) Special Factors -- Background of and Reasons for the Merger; Special Factors -- Relationships Between the Parties; Annex C to the Proxy Statement

Item 4(a) Summary -- Terms of the Merger; Special Factors -- Structure of the Merger; The Merger Agreement

Item 4(b) Summary -- Purpose of the Special Meeting; Summary -- Terms of the Merger; Special Factors -- Structure of the Merger; Special Factors -- Certain Effects of the Merger; and The Merger Agreement

Item 5(a)-(g)          Special Factors -- Relationships Between the
                       Parties; Special Factors -- Plans for the Partnership After the Merger; Special Factors -- Certain Effects of the Merger

Item 6(a)              The Merger Agreement -- Financing of the Transaction

Item 6(b)              The Merger Agreement -- Expenses of the Merger

Item in Schedule 13E-3 Caption in Proxy Statement
---------------------- --------------------------
Item 6(c)-(d)          Not applicable

Item 7(a)-(c) Summary -- Purpose of the Special Meeting; Summary -- Interests of Certain Persons in the Merger; Summary -- Reasons for the Merger;
                       Special Factors -- Background of and
                       Reasons for the Merger; Special Factors --
                       Interests of Certain Persons in the
                       Merger; Conflicts of Interest

Item 7(d)              Special Factors -- Certain Effects of the Merger;
                       Special Factors -- Income Tax Consequences; Special Factors -- Accounting Treatment of the Merger; The Merger Agreement -- General; The Merger Agreement -- Effective Time


Item 8(a)-(b)          Special Factors -- Fairness of the Merger;
                       Recommendation of the Special Committee and Position of the Related Persons -- Position of the Related Persons With Respect to the Merger

Item 8(c)              Summary -- Vote Required; Fairness of the Merger;
                       Recommendation of the Special Committee and Position of the Related Persons -- Recommendation of the Special Committee -- Procedural Fairness


Item 8(d)-(f) Special Factors -- Background of and Reasons for the Merger


Item 9(a)-(c)          Special Factors -- Opinion of Financial Advisor;
                       Special Factors -- Appraisals; Special Factors -- PKF Report; Special Factors --Background of and Reasons for the Merger; Special
                       Factors --Fairness of the Merger;
                       Recommendation of the Special Committee
                       and Position of the Related Persons;
                       Annex B to the Proxy Statement


Item 10(a)-(b)         The Partnership -- Beneficial Ownership of
                       Class A Units and Transactions in Class A Units by Certain Persons

Item 11                Not applicable


Item 12(a)-(b)         Summary -- Vote Required; Summary --
                       Opinion of Financial Advisor;
                       Special Factors -- Fairness of the Merger;
                       Recommendation of the Special Committee
                       and Position of the Related Persons --
                       Position of the Related Persons With
                       Respect to the Merger; Special Factors --
                       Structure of the Merger

Item in Schedule 13E-3 Caption in Proxy Statement
---------------------- --------------------------
Item 13(a)             Summary-- No Appraisal Rights; The Proxy
                       Solicitation -- No Appraisal Rights

Item 13(b)             Not applicable

Item 13(c)             Not applicable

Item 14(a) Summary Financial Data; Consolidated Financial Statements of AIRCOA Hotel Partners, L.P. and its Subsidiary Operating Partnerships

Item 14(b)             Not applicable

Item 15(a) Summary-- Interests of Certain Persons in the Merger; Special Factors-- Background of and Reasons for the Merger; Special Factors-- Interests of Certain Persons in the Merger; Conflicts of Interest; Special Factors-- Plans for the Partnership After the Merger; The Merger Agreement -- Financing of the Transaction

Item 15(b)             Not applicable

Item 16 Proxy Statement and the related letter to Unitholders, Notice of Special Meeting and Proxy

Item 17(a)             Not applicable

Item 17(b)             Fairness Opinion of Houlihan, Lokey, Howard &
                       Zukin (included as Annex B to the Proxy Statement); Appraisal reports of Arthur Andersen LLP; Report of PKF Consulting

Item 17(c)             Merger Agreement by and among AIRCOA Hotel
                       Partners, L.P., AIRCOA Hospitality Services, Inc., Regal Hotel Management, Inc. and Regal Merger Limited Partnership, dated May 2, 1997
                       (included as Annex A to the Proxy Statement)

Item 17(d) Proxy Statement and related letter to Unitholders, Notice of Special Meeting and Proxy

Item 17(e)             Not applicable

Item 17(f)             Not applicable

Item 1.   Issuer and Class of Security Subject to the Transaction.

      (a)-(b) The issuer which is the subject of the Rule 13E-3 transaction is the Partnership. The Partnership's principal executive offices are located at 5775 DTC Boulevard, Englewood, Colorado 80111. The Partnership's Class A Units and Class B Units are the subject of the Rule 13E-3 transaction. The information set forth in the section of the Proxy Statement entitled "Summary -- Record Date; Units Entitled to Vote; Quorum" is incorporated herein by reference.

      (c)-(d) The information set forth in the section of the Proxy Statement entitled "Market for Partnership's Units;
Distributions" is incorporated herein by reference.

      (e)  Not applicable.

      (f) The information set forth in the section of the Proxy
Statement entitled "Special Factors -- Background of and Reasons for the Merger" is incorporated herein by reference.


Item 2.    Identity and Background.



      (a)-(d), (g) This Rule 13E-3 Transaction Statement is being filed by the Partnership and affiliates of the Partnership. In addition, the information set forth in the Introduction to the Proxy Statement, in the section of the Proxy Statement entitled "Summary -- Certain Relationships" and in Schedule 1 to the Proxy Statement is incorporated herein by reference.




      (e)-(f) During the last five years, none of the Partnership, the General Partner, Century City, RHM or Regal nor, to the best of their knowledge, any of the persons listed in Schedule 1 to the Proxy Statement, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.



Item 3.   Past Contacts, Transactions or Negotiations.

      (a)-(b) The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Background of and Reasons for the Merger" and "Special Factors -- Relationships Between the Parties" and Annex C to the Proxy Statement is incorporated herein by reference.


Item 4.   Terms of the Transaction.

      (a) The information set forth in the sections of the Proxy
Statement entitled "Summary -- Terms of the Merger", "Special
Factors -- Structure of the Merger" and "The Merger Agreement" is incorporated herein by reference.

      (b) The information set forth in the sections of the Proxy
Statement entitled "Summary -- Purpose of the Special Meeting",
"Summary -- Terms of the Merger", "Special

Factors -- Structure of the Merger", "Special Factors -- Certain
Effects of the Merger" and "The Merger Agreement" is incorporated herein by reference.


Item 5.   Plans or Proposals of the Issuer or Affiliate.

      (a)-(g) The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Relationships
Between the Parties", "Special Factors -- Plans for the
Partnership After the Merger" and "Special Factors -- Certain
Effects of the Merger" is incorporated herein by reference.


Item 6.   Source and Amount of Funds or Other Consideration.

      (a) The information set forth in the section of the Proxy
Statement entitled "The Merger Agreement -- Financing of the
Merger" is incorporated herein by reference.

      (b) The information set forth in the section of the Proxy
Statement entitled "The Merger Agreement -- Expenses of the
Merger" is incorporated herein by reference.

      (c)-(d)   Not applicable.


Item 7.   Purpose(s), Alternatives, Reasons and Effects.

      (a)-(c) The information set forth in the sections of the Proxy Statement entitled "Summary -- Purpose of the Special Meeting", "Summary -- Interests of Certain Persons in the Merger", "Summary -- Reasons for the Merger", "Special Factors -- Background of and Reasons for the Merger", and "Special Factors -- Interests of Certain Persons in the Merger; Conflicts of Interest" is incorporated herein by reference.

      (d) The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Certain Effects of the Merger", "Special Factors -- Income Tax Consequences", "Special Factors -- Accounting Treatment of the Merger", "The Merger Agreement -- General" and "The Merger Agreement -- Effective Time" is incorporated herein by reference.


Item 8.   Fairness of the Transaction.


      (a)-(b) The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Fairness of the Merger; Recommendation of the Special Committee and Position of the Related Persons -- Position of the Related Persons With Respect to the Merger" is incorporated herein by reference.

      (c) The information set forth in the sections of the Proxy Statement entitled "Summary -- Vote Required" and "Special Factors -- Fairness of the Merger; Recommendation of the Special Committee and Position of the Related Persons -- Recommendation of the Special Committee -- Procedural Fairness" is incorporated herein by reference.


      (d)-(f) The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Background of and
Reasons for the Merger" is incorporated herein by reference.


Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.


      (a)-(c) The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Opinion of Financial Advisor", "Special Factors -- Appraisals", "Special Factors --PKF Report, "Special Factors -- Background of and Reasons for the Merger" and "Special Factors -- Fairness of the Merger; Recommendation of the Special Committee and Position of the Related Persons" and Annex B to the Proxy Statement is incorporated herein by reference.



Item 10.  Interest in Securities of the Issuer.

      (a)-(b) The information set forth in the section of the Proxy Statement entitled "The Partnership -- Beneficial Ownership of Class A Units and Transactions In Class A Units by Certain
Persons" is incorporated herein by reference.


Item 11. Contracts, Arrangements or Understandings With Respect to the Issuer's Securities.

      Not applicable.


Item 12. Present Intention and Recommendation of Certain Persons With Regard to the Transaction.


      (a)-(b) The information set forth in the sections of the Proxy Statement entitled "Summary -- Vote Required", "Summary -- Opinion of Financial Advisor", "Special Factors -- Fairness of the Merger; Recommendation of the Special Committee and Position of the Related Persons -- Position of the Related Persons With Respect to the Merger" and "Special Factors -- Structure of the Merger" is incorporated herein by reference.


Item 13.  Other Provisions of the Transaction.

      (a) The information set forth in the sections of the Proxy
Statement entitled "Summary -- No Appraisal Rights" and "The
Proxy Solicitation -- No Appraisal Rights" is incorporated herein by reference.

      (b)  Not applicable.

(c)   Not applicable.


Item 14.  Financial Information.

      (a) The information set forth in the sections of the Proxy
Statement entitled "Summary Financial Data" and "Index to
Financial Statements" is incorporated herein by reference.

      (b)  Not applicable.


Item 15.  Persons and Assets Employed, Retained, Employed or Utilized.

      (a) The information set forth in the sections of the Proxy Statement entitled "Summary -- Interests of Certain Persons in the Merger", "Special Factors -- Background of and Reasons for the Merger", "Special Factors -- Interests of Certain Persons in the Merger; Conflicts of Interest", "Special Factors -- Plans for the Partnership After the Merger" and "The Merger Agreement -- Financing of the Merger" is incorporated herein by reference.

      (b)  Not applicable.


Item 16.  Additional Information.

      Reference is hereby made to the Proxy Statement and the related letter to Unitholders, Notice of Special Meeting and Proxy, copies of which are attached hereto as Exhibit (d)(1) and which are incorporated herein in their entirety by reference.


Item 17.  Material to be Filed as Exhibits.

      (a)    Not applicable.
      (b)(1) Fairness Opinion of Houlihan, Lokey, Howard &
             Zukin.*
      (b)(2) Appraisal reports of Arthur Andersen LLP.
      (b)(3) Report of PKF Consulting.
      (c)(1) Merger Agreement by and among AIRCOA Hotel Partners, L.P., AIRCOA Hospitality Services, Inc., Regal Hotel Management, Inc. and Regal Merger Limited Partnership, dated May 2, 1997.**
      (d) Proxy Statement and related Letter to Unitholders, Notice of Special Meeting and Proxy.
      (e)-(f)   Not applicable.

--------------

      * The information set forth in Annex B to the Proxy
Statement is incorporated herein by reference.
      ** The information set forth in Annex A to the Proxy
Statement is incorporated herein by reference.

                            SIGNATURE


      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated: August 27, 1997



                             AIRCOA HOTEL PARTNERS, L.P.


                             By:  AIRCOA Hospitality Services, Inc.,
                                  General Partner

                               By: /s/ Douglas M. Pasquale
                                  --------------------------------
                                  Name: Douglas M. Pasquale
                                  Title: President and Chief
                                         Executive Officer


                               By: /s/ David C. Ridgley
                                  ---------------------------------
                                  Name: David C. Ridgley
                                  Title: Senior Vice President
                                         and Chief Accounting
                                         Officer



                             AIRCOA HOSPITALITY SERVICES, INC.


                             By:  /s/ Douglas M. Pasquale
                                  --------------------------------
                                  Name: Douglas M. Pasquale
                                  Title: President and Chief
                                         Executive Officer

                             By:  /s/ David C. Ridgley
                                  --------------------------------
                                  Name: David C. Ridgley
                                  Title: Senior Vice President
                                         and Chief Accounting Officer




                             CENTURY CITY INTERNATIONAL HOLDINGS
                               LIMITED


                               By: /s/ Lawrence LAU Siu Keung
                                  --------------------------------
                                  Name: Mr. Lawrence LAU Siu Keung
                                  Title: Director


                               By: /s/ Kenneth NG Kwai Kai
                                  --------------------------------
                                  Name: Kenneth NG Kwai Kai
                                  Title: Director


                             REGAL HOTEL MANAGEMENT, INC.


                               By: /s/ Lyle L. Boll
                                  --------------------------------
                                  Name: Lyle L. Boll
                                  Title: Vice President


                               By: /s/ Joel W. Hiser
                                  --------------------------------
                                   Name: Lyle L. Boll
                                   Title: Vice President



                             REGAL MERGER LIMITED PARTNERSHIP


                             By: Regal Hotel Management, Inc.,
                                 General Partner


                             By:  /s/ Lyle L. Boll
                                  --------------------------------
                                  Name: Lyle L. Boll
                                  Title: Vice President



                             By:  /s/ Michael Sheh
                                  --------------------------------
                                  Name: Michael Sheh
                                  Title: Executive Vice President

                               Exhibit Index


Exhibit         Document
-------         --------

(b)(2)          Appraisal reports of Arthur Andersen LLP.

(b)(3)          Report of PKF Consulting.

(d) Proxy Statement and related letter to Unitholders, Notice of Special Meeting and Proxy.